Mail Stop 6010	October 26, 2005

Zhilin Li
President and Chief Executive Officer
12890 Hilltop Road
Argyle, Texas 76226

      RE: 	TS Electronics, Inc.
      	Form SB-2
      	Filed October 20, 2005

Dear Ms. Li:

      This is to advise you that we are not conducting a full review of the Form SB-2 filed by TS Electronics, Inc. (the "Company") on October 20, 2005. However, we will be monitoring the filing for resolution of issues relating to the registration of shares and required signatures.

      With regard to the signatures, Form SB-2 includes requirements for signatures, including the signature of the company`s chief accounting officer. Please see the instructions to signatures on Form SB-2. With regard to the registration of shares, we note that the company is registering significantly more shares than are listed on the selling securityholder table. We also note that Mr. Evans currently owns 703, 836 shares, is listed as having zero shares after the offering but is only listed as selling 9275 shares. Please review these figures and advise us as to the discrepancy between Mr.
Evans shares before and after the offering.

      In addition, it appears that you have not properly allocated shares that are in the secondary offering as distinct from primary offerings. You must revise the registration statement to allocate a specific number of shares to the secondary offering.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

      Any comments or questions may be directed to Zafar Hasan at
(202) 551-3653 or to me at (202) 551-3715.

      Sincerely,





								Jeffrey Riedler
								Assistant Director


CC:  	Charles Law
	King and Wood LLP
	Palo Alto, CA 94304
	F: 650-494-1387
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